

16012428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HWJ Capital Partners II, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

7400 North Federal Highway, Suite A5
(No. and Street)

Boca Raton	**Florida**	**33487**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Harch **561-226-6199**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HWJ Capital Partners II, LLC

Financial Statements

December 31, 2015

Table of Contents

Oath or Affirmation

I Joseph W. Harch, swear (or affirm) that, to my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **HWJ Capital Partners II, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph W. Harch
Signature

Managing Member
Title

Notary Public


Notary Public State of Florida
Milton Carmona
My Commission FF 198857
Expires 02/12/2019

February 23, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Managing Member
HWJ Capital Partners II, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of HWJ Capital Partners II, LLC (the "Company") at December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company at December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The following supplemental schedules listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 23, 2016

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

HWJ Capital Partners II, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:	
Cash and cash equivalents	$ 191,014
Accounts receivable from related party	5,767
Prepaid expenses	1,149
Total current assets	197,930
Deposits	859
Total assets	$ 198,789

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 3,176
Total current liabilities	3,176
Member's equity	195,613
Total liabilities and member's equity	$ 198,789

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues:	
Fees for investment advisory services	$ 71,913
Total revenues	71,913
Expenses:	
Professional fees	31,250
Clearing charges	11,992
Office sharing expense	4,476
Regulatory fees	4,292
Fidelity bond and SIPC expense	640
Other	139
Total expenses	52,789
Net income	$ 19,124

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Changes in Member's Equity
For the Year Ended December, 31, 2015

	Member's Equity
Balance, December 31, 2014	$ 176,489
Net income	19,124
Balance, December 31, 2015	$ 195,613

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	19,124
Reconciliation from net income to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		490
Decrease in management fees receivable		17,400
Decrease in related party receivable		314
Decrease in deposits		1,795
Decrease in accounts payable and accrued expenses		(8,869)
Net cash provided by operating activities		30,254
Cash flows from investing activities		-
Cash flows from financing activities		-
Net change in cash and cash equivalents		30,254
Cash and cash equivalents, beginning of year		160,760
Cash and cash equivalents, end of year	$	191,014

See accompanying notes to financial statements.

Note 1 – Nature of Business

HWJ Capital Partners II, LLC (the "Company") (a Florida Limited Liability Company) is a broker-dealer located in Boca Raton, Florida. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Investment Advisory Fees
The Company entered into a fee sharing agreement with a related party for fees on specific investor accounts (see Note 4). Revenue for investment advisory fees is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to the member of the Company.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 23, 2016, the date the financial statements were available for issue.

Note 3 – Net Capital Requirement

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $187,838, which is above the $100,000 amount required to be maintained at December 31, 2015.

Note 3 – Net Capital Requirement, continued

During 2015, the Company was subject to a cycle examination from the Department of Member Regulation of FINRA. As a result of the examination, the Company was fined $1,575 and additional fees of $220 for related disclosure amendments. The Company paid the fees in full during 2015.

Note 4 – Related Parties

The Company's member also owns Harch Capital Management, LLC ("HCM") (a Florida Limited Liability Company). HCM is a registered investment advisor under the Investment Advisors Act of 1940. HCM provides the use of employees, office space, secretarial and services to the Company in accordance with an office sharing agreement. The Company's office sharing expenses were $4,476 for the year ended December 31, 2015. Operating results of the Company might be significantly different if the companies were autonomous. HCM owes the Company $5,767 at year end due to clearing fees paid by the Company on behalf of HCM. HCM also has a fee sharing agreement with the Company on specific investor accounts. HCM paid the Company $71,913 for its share of fees earned for the year ended December 31, 2015.

Note 5 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Note 5 – Fair Value of Financial Instruments, continued

The following table shows the Company's financial instruments adjusted cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category at December 31, 2015.

	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Investments
Cash and cash equivalents	$ 191,014	$ -	$ -	$ -	$ 191,014	$ -
Total	$ 191,014	$ -	$ -	$ -	$ 191,014	$ -

Note 6 – Commitments

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with COR Clearing, LLC (previously named Legent Clearing, LLC.) The initial term of the Agreement was effective through May 6, 2013 and calls for automatic renewals for successive periods equal to the initial term unless terminated by either party within ninety (90) days prior to the expiration of the initial or renewal term. The current renewal term is effective through May 6, 2016. Under the Agreement, early termination fees apply, including the monthly fees due on the remaining term of the Agreement.

Refer to Note 3 with respect to FINRA Regulatory requirements.

Note 7 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a bank account at one financial institution of which the balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. The Company also maintains accounts held at a brokerage firm of which the balance is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 for securities and $250,000 for cash and cash equivalents. At December 31, 2015, there were no amounts in excess of the FDIC and SIPC insured limits.



SUPPLEMENTARY INFORMATION

HWJ Capital Partners II, LLC
Schedule I - Computation and Reconciliation of Net Capital under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2015

Net capital:		
Total member's equity	$	195,613
Non-allowable assets:		
Central Registry Depository (CRD) Deposit		(859)
Prepaid expenses		(1,149)
Accounts receivable from related party		(5,767)
Total non-allowable assets		(7,775)
Haircuts on securities		-
Total net capital		187,838
Minimum net capital required - 6 2/3% of aggregate indebtness included in the balance sheet or $100,000 whichever is greater		100,000
Excess net capital		87,838
Aggregate indebtness as included in the Statement of Financial Condition		3,176
Ratio of aggregate indebtness to net capital		0.0169

There are no differences between the computation of net capital per the FOCUS report at December 31, 2015 as compared to the computation of net capital as shown above.

HWJ Capital Partners II, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(ii) of the Rule.

HWJ Capital Partners II, LLC is claiming exemption due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2136*********************MIXED AADC 220
066560 FINRA DEC
HWJ CAPITAL PARTNERS II LLC
7400 N FEDERAL HWY STE A5
BOCA RATON FL 33487-1677

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 150

B. Less payment made with SIPC-6 filed (**exclude interest**) (70)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ ______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 80

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HWJ Capital Partners II, LLC
(Name of Corporation, Partnership or other organization)

Joseph W. Hard
(Authorized Signature)

Managing Member
(Title)

Dated the 18 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 71,913
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	71,913
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,992
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	11,992
2d. SIPC Net Operating Revenues	$ 59,921
2e. General Assessment @ .0025	$ 150
	(to page 1, line 2.A.)